FILED BY HERCULES INCORPORATED
Pursuant to Rule 425 under the Securities Act of
1933 and Deemed Filed under Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company: Hercules Incorporated
Commission File Number 1-00496
Date: July 11, 2008

Ashland Inc. (ASH):

Leadership:
James J. O’Brien, Chairman & CEO
Lamar M. Chambers, Senior Vice President & CFO
David L. Hausrath, Senior Vice President & General Counsel

Employees:
Approximately 11,700 worldwide

Revenue:
$7.8 billion (FY07)

Market Cap:
$3.0 billion (6/30/08)

Corporate Headquarters:
50 E. RiverCenter Boulevard
P.O. Box 391
Covington, KY 41012-0391

Businesses:

  Performance Materials
  Performance Materialsis a worldwide manufacturer and supplier of specialty chemicals and customized services to the building and construction, transportation, packaging and converting, marine and metal casting industries. It is a technology leader in unsaturated polyester and vinyl ester resins and gelcoats; high-performance adhesives and specialty resins; and metal casting consumables and design services.
  Distribution
  Distribution distributes chemicals, plastics and resins in North America and plastics in Europe. It also provides environmental waste-management services inNorth America. Suppliers include many of the world’s leading chemical, composites and plastics manufacturers. Ashland Distribution specializes in providing material transfer and packaging services and mixed-truckload and less-than-truckload quantities to customers in a wide range of industries.

  Valvoline
  Valvoline is a producer and marketer of premium packaged automotive lubricants, chemicals, appearance products, antifreeze and filters. In addition,Valvoline is engaged in the “quick lube” business through outlets operating under the Valvoline Instant Oil Change® name.
  Water Technologies
  Water Technologies is a supplier of chemical and non-chemical water treatment solutions for industrial, municipal and commercial facilities. It provides industrial, commercial and institutional water treatments, wastewater treatment, paint andcoating additives, and pulp and paper processing and mining chemistries. In addition, it provides boiler and cooling water treatments; fuel treatments; welding, refrigerant and sealing products; and fire fighting, safety and rescue products and services for the merchant marine industry.

® Registered trademark, Ashland

Forward-Looking Statements
This document contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements include those that refer to Ashland’s and Hercules’ current expectations about the acquisition of Hercules. Although Ashland and Hercules believe their expectations are based on what management believes to be reasonable assumptions, they cannot assure the expectations reflected in this document will be achieved as they are subject to risks and uncertainties that are difficult to predict and may be outside of Ashland’s and Hercules’ control. These risks and uncertainties may cause actual results to differ materially from those stated, projected or implied. Such risks and uncertainties include the possibility that the benefits anticipated from the Hercules transaction will not be fully realized; the possibility the transaction may not close, including as a result of failure to obtain the approval of Hercules stockholders; the possibility that financing may not be available on the terms committed; and other risks that are described in filings made by Ashland and Hercules with the Securities and Exchange Commission (SEC) in connection with the proposed transaction. Other factors, uncertainties and risks affecting Ashland and Hercules are contained in each company’s periodic filings made with the Securities and Exchange Commission, including Ashland’s Form 10-K for the fiscal year ended Sept. 30, 2007, Ashland’s Form 10-Q for the quarter ended March 31, 2008, Hercules’ Form 10-K for the fiscal year ended Dec. 31, 2007, and Hercules’ Form 10-Q for the quarter ended March 31, 2008 filed with the SEC and available on Ashland’s Investor Relations website at www.ashland.com/investors or Hercules’ website at www.herc.com or the SEC’s website at www.sec.gov. Ashland and Hercules undertake no obligation to subsequently update or revise the forward-looking statements made in this document to reflect events or circumstances after the date of this document.

Additional Information
In connection with the proposed transaction, Ashland and Hercules will be filing documents with the SEC, including the filing by Ashland of a registration statement on Form S-4, and the filing by Hercules of a related preliminary and definitive proxy statement/prospectus. Investors and security holders are urged to read the registration statement on Form S-4 and the related preliminary and definitive proxy/prospectus when they become available because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov and by contacting Ashland Investor Relations at (859) 815-4454 or Hercules Investor Relations at (302) 594-7151. Investors and security holders may obtain free copies of the documents filed with the SEC on Ashland’s Investor Relations website at www.ashland.com/investors or Hercules’ website at www.herc.com or the SEC’s website at www.sec.gov.

Hercules and its directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of Hercules in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the proposed transaction will be included in the proxy statement/prospectus described above. Additional information regarding the directors and executive officers of Hercules is also included in Hercules’s proxy statement for its 2008 Annual Meeting of Stockholders, which was filed with the SEC on March 19, 2008. These documents are available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Ashland and Hercules as described above.